Mail Stop 6010   March 6, 2007

Mr. Anthony A. DiTonno
President and Chief Executive Officer
Neurogesx, Inc.
981 Industrial Road, Suite F
San Carlos, California 94070

   Re: **Neurogesx, Inc.**
     Registration Statement on Form S-1
     Filed February 7, 2007
     File No. 333-140501

Dear Mr. DiTonno:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM S-1</u>

<u>General</u>

1. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.

2.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

3.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

4.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

5.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

6.	Comments related to your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Prospectus Summary, page 1

7.	Please expand the discussion to briefly indicate that you have no products approved for commercial sale and you have not generated any revenues from commercial sales.

8.	Please expand the discussion to briefly describe how the 30 and 60 minute applications differ. For example, is the duration of treatment related to the nature of the indication?

The Offering, page 4

9.	We note the disclosure in the "Use of Proceeds" section. Please revise the embedded list setting forth the net proceeds purposes in bullet point format.

"Our clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates….", page 8

10.	Please expand the discussion to indicate the nature of any material adverse side effects observed in your previous trials.

<u>"We rely on third parties to conduct our clinical trials….", page 10</u>

11.   Please identify the third parties you substantially rely upon for conducting your clinical trials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of the agreement(s). You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties you engage to conduct your clinical trials.

<u>"We have no manufacturing capabilities….", page 12</u>

12.   Please identify the third parties you substantially rely upon for the manufacture and packaging of your drug candidates. You should also file the agreements as exhibits to the registration statement and include a discussion of the material terms of these agreements in the "Business" section. If you believe you are not substantially dependent on these parties, please provide us with an analysis supporting this determination, including a discussion of the number of manufacturers capable of producing your product. If there are a limited number, discuss the potential adverse impact this could have on your future operations.

<u>"We face potential product liability exposure…", page 13</u>

13.   Please expand the discussion to quantify the extent of your product liability coverage.

<u>"We depend on key personnel. If we are not able to retain them, our business will suffer." – page 15</u>

14.   Please identify the principal members of your management and scientific staff upon whom you are dependent. In addition, discuss the extent to which you have employment agreements with these individuals.

15.   Please briefly describe the material term and termination provisions of your employment contracts, if any, with key executives.

16.   To the extent you have experienced problems attracting and retaining key executives and scientists in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

<u>"Our management and auditors have identified material weaknesses in our internal controls…", page 15</u>

17.   Please update the discussion to include your fiscal 2006 financial statement audit.

Use of proceeds," page 24

18.   Please clarify what stage of development you expect to achieve for each
        indication for your product candidates using the proceeds from the offering.
        Please identify the sources and amounts of additional funding, e.g. existing cash,
        that would be needed in order to bring each of the four products (NGX-4010 in
        PHN, HIV-DSP, and PDN and NGX-1998) in clinical development to the status
        expected as a result of the application of proceeds.

19.   Please state an approximate dollar amount that may be used for marketing
        activities and repayment of indebtedness.

Capitalization, page 25

20.   Within the capitalization table, please revise to include the current portion of
        long-term debt.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Research and Development Expenses, page 31

21.   While you do not account for your internal research and development costs on a
        project basis, please provide as much quantitative and qualitative disclosure as
        possible about the amount of costs, both internal and external, incurred during
        each period presented and incurred to date on each of your major research and
        development projects. In addition, please reconcile these amounts to the research
        and development expense reported on your statements of operations. To the
        extent that you can not attribute costs to each project, please explain why
        management does not maintain and evaluate those costs by project.

22.   While you are unable to determine with certainty the duration and completion
        costs of your research and development projects, and do not know for certain
        when and to what extent future revenues will materialize, please provide as much
        estimated qualitative and quantitative disclosure as possible. We believe that
        including disclosures about estimated future expenses related to your major
        research and development projects in the MD&A would be useful for investors.
        Please refer to the Division of Corporation Finance "Current Issues and
        Rulemaking Projects Quarterly Update" under section VIII – Industry Specific
        Issues – Accounting and Disclosure by Companies Engaged in Research and

Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. To the extent that information requested above is not estimable, disclose that fact and the reason why it is not estimable.

Critical Accounting Policies and Significant Judgments and Estimates, page 32

23.   Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements. Consistent with Section V of Financial Reporting Release 72, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, please include the following disclosures:

- Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
- Specifically address why your accounting estimates or assumptions bear the risk of change.
- Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
- Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Liquidity and Capital Resources, page 36

24.   You should discuss the cash flow statement and significant variations in any line items from period to period. For example, explain why accrued research and development increased during all periods presented. Also address the significant changes in accounts payable.

25.   Please provide disclosures required by Item 303(a)(5) of Regulation S-K, in the tabular format required.   In so doing, please include all long term liabilities and the interest to be paid on long-term debt as it would appear that these represent future legal obligations. Please refer to Financial Reporting Release 67.

Neuropathic Pain Conditions, page 41

26.   Please expand the discussion to clarify the size of the market for the indications for which your product is designed to treat.

Clinical Trials, page 43

27.   Please discuss the significance of not meeting primary endpoints.

28.   Please explain the meaning of the term "open label extension."

29.   Explain the significance of the p value.

General Safety Findings, page 44

30.   Please expand the discussion to indicate the number of individuals receiving repeated treatments and the number of treatments they received.

Patents and Proprietary Rights, page 51

31.   Please expand your existing discussion or include a section describing, as applicable, your material collaboration, commercial and license agreements, and grants. The discussion of each agreement should include the material terms of each, including, but not limited to, the aggregate amounts of any milestone payments, termination provisions, minimum royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms.

Stock Options and equity awards, page 69

32.   If the reference to an independent third party valuation is retained you should name the expert and provide the expert's consent.

Report of Independent Registered Public Accounting Firm, page F-2

33.   The third paragraph of the auditors' report appears to emphasize an uncertainty which does not appear to be contemplated by AU 508. Please ask your auditors to either comply with AU 341 or remove the uncertainty paragraph.

Consolidated Financial Statements

Balance Sheet, page F-3

34.   Please tell us and clarify in the filing why it is appropriate to reclass the preferred stock warrant liability to additional paid-in capital in the pro forma balance sheet. Refer also to the Capitalization Table on page 25. Please address SFAS 150, FSP 150-5, EITF 00-19, and/or any other literature that is appropriate.

Consolidated Statement of Stockholder's Equity (Deficit), page F-5

35. Please explain the line items "Reclassification of unvested common stock" at various per share amounts and update your footnote disclosures as appropriate. Include an explanation of how these reclassifications comply with the applicable authoritative guidance.

36. Please direct us to existing disclosures or include disclosures related to the "issuance of common stock upon payment of note receivable." Please tell us how you valued the stock awards subject to variable accounting discussed in "Notes Receivable from Stockholders" on page F-24 and provide a calculation of the amount of compensation recorded in 2006.

Notes to Consolidated Financial Statements, page F-8

37. Please disclose in the financial statements, at a minimum, the following information for all equity instruments (i.e. options, warrants, preferred stock etc.) granted to employees and non-employees during the 12 months prior to the date of the most recent balance sheet included in the filing:

   a. For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option
   b. Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or restrospective
   c. Whether or not the valuation specialist was a related party

38. If the valuation of equity instruments was not performed contemporaneously, please disclose in the Management's Discussion and Analysis the following information relating to your issuances of equity instruments:

   a. A discussion of significant factors, assumptions, and methodologies used in determining fair value
   b. A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation.
   c. The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
   d. Disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.

2. Summary of Significant Accounting Policies, page F-9

Cumulative effect of change in accounting principle, page F-15

39.   Please tell us whether you have considered the convertible feature of the preferred stocks into which the warrants are exercisable when determining the warrants to be a liability under SFAS 150.

40.   Please explain your conclusion that reclassification of these warrants from equity to liability upon the adoption of SFAS 150 in earlier periods was not required. Further explain why reporting the reclassification as a change in accounting principle versus reporting a correction of an error was considered appropriate.

41.   Please provide the following information regarding your preferred stock warrant liability:
   * Clarify to us why you believe the warrants are within the scope of SFAS 150-5 and SFAS 150.
   * Tell us how you have addressed paragraph A9 of SFAS 150 and paragraphs 6-7 of FSP 150-5.
   * Provide additional disclosure in the filing regarding the terms of each series of preferred stock, specifically stating the preferred stock is convertible mandatorily redeemable preferred stock, if true.
   * If you determine that SFAS 150 and FSP 150-5 are not applicable, please provide us an analysis of SFAS 133 and EITF 00-19 for the warrants.

8. Redeemable Convertible Preferred Stock, F-20

42.   Please expand your disclosures to discuss how you allocated the proceeds from the issuances of the mandatorily redeemable convertible preferred stock. Discuss the significant assumptions underlying the allocation, and how you considered whether a beneficial conversion feature exists. Please explain how your accounting for this feature complied with EITF 98-5 and 00-27.

 9. Preferred Stock Warrant Liability, page F-22

43.   Please include information about the warrants similar to the tabular disclosure on page F-26 for the company's stock option plan activity.

44.   Please provide us a calculation of the fair value of the warrant liability at December 31, 2006. Clarify how your assumptions were derived.

10. Stockholders' Equity (Deficit), page F-23
Notes Receivable from Stockholders, page F-24

45.   Please disclose the amount of the notes receivable from stockholders at each
        balance sheet date on the face of the Balance Sheet. Refer to Rule 4-08(k),
        5.02(30) and Staff Accounting Bulletin 4:E.

                              *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Iboyla Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael J. O'Donnell, Esq.
        Bruce K. Dallas, Esq.